FIRST PACIFIC

# FIRST PACIFIC COMPANY LIMITED

*(Incorporated in Bermuda with limited liability)*

**(Stock Code: 00142)**

## CONTINUING CONNECTED TRANSACTIONS
## VOTING RESULTS OF SPECIAL GENERAL MEETING

The Company is pleased to announce that, on 14 June 2006, the Company held the SGM at which the Ordinary Resolutions relating to the Noodles Business Transactions and the applicable Annual Caps as set out in the notice of the SGM were duly passed by way of poll by the Independent Shareholders.

This announcement is made further to the announcement dated 28 April 2006 made by the Company and the circular dated 22 May 2006 (the "Circular") issued and sent by the Company to its shareholders in relation to the Noodles Business Transactions. Unless otherwise stated, capitalised terms used in this announcement shall have the same meanings as defined in the Circular.

**Results of Special General Meeting held on 14 June 2006**

The Company is pleased to announce that the Company held a special general meeting on 14 June 2006 (the "SGM"), at which the ordinary resolutions relating to the Noodles Business Transactions and the applicable Annual Caps (the "Ordinary Resolutions") as set out in the notice of the SGM were approved by the Independent Shareholders.

The Ordinary Resolutions were approved by way of poll. The vote-taking at the SGM was scrutinized by Computershare Hong Kong Investor Services Limited, the Company's branch share registrar. The poll results are summarised as follows:

| ORDINARY RESOLUTIONS | | NUMBER OF VOTES (%) | |
|---|---|---|---|
| | | FOR | AGAINST |
| 1. | Resolution number 1 relating to the transaction between the food ingredients division of Indofood and De United Food Industries Ltd. | 787,040,042 (87.3218%) | 114,270,000 (12.6782%) |
| 2. | Resolution number 2 relating to the transaction between the PT Ciptakemas Abadi and De United Food Industries Ltd. | 787,040,042 (87.3218%) | 114,270,000 (12.6782%) |
| 3. | Resolution number 3 relating to the transaction between the PT Indofood Sukses Makmur Tbk and De United Food Industries Ltd. | 787,040,042 (87.3218%) | 114,270,000 (12.6782%) |
| 4. | Resolution number 4 relating to the transaction between the food ingredients division of Indofood and Pinehill Arabian Food Ltd. | 787,040,042 (87.3218%) | 114,270,000 (12.6782%) |
| 5. | Resolution number 5 relating to the transaction between the PT Ciptakemas Abadi and Pinehill Arabian Food Ltd. | 787,040,042 (87.3218%) | 114,270,000 (12.6782%) |
| 6. | Resolution number 6 relating to the trademark licencing agreement between the PT Indofood Sukses Makmur Tbk and Pinehill Arabian Food Ltd. | 787,040,042 (87.3218%) | 114,270,000 (12.6782%) |
| 7. | Resolution number 7 relating to the technical services agreement between the PT Prima Inti Pangan Sejati and Pinehill Arabian Food Ltd. | 787,040,042 (87.3218%) | 114,270,000 (12.6782%) |

As at the date of the SGM, the total issued share capital of the Company was US$31,893,150.03 divided into 3,189,315,003 ordinary shares of US$0.01 each in the capital of the Company. Under the Listing Rules and as disclosed in the Circular, First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited, who are connected persons of the Company with a material interest in the Noodles Business Transactions, were required to abstain from voting at the SGM on the Ordinary Resolutions, in respect of the shares they hold representing approximately 44.48% of the issued share capital of the Company as at the date of the SGM. No shareholder was entitled to attend and vote only against the Ordinary Resolutions at the SGM. Accordingly, the total number of shares entitling the Independent Shareholders to attend and vote for or against the Ordinary Resolutions at the SGM was 1,770,789,040, representing approximately 55.52% of the total issued share capital of the Company as at the date of the SGM. The Board confirmed that First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited had abstained from voting on the Ordinary Resolutions at the SGM.



By Order of the Board
**First Pacific Company Limited**
**Nancy L.M. Li**
*Company Secretary*

Hong Kong, 14 June 2006

As at the date of this announcement, the Directors of the Company are as follows:–

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Professor Edward K.Y. Chen, *GBS, CBE, JP**
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang, *OBE** *Chevalier de L'Orde des Arts et des Lettres*

* *Independent Non-Executive Directors*